SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2012

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

Resin Sales up 9% in the Quarter
3 p.p. of market share recovery

HIGHLIGHTS:

▶  Focus on competitiveness

✓  Crackers operated in the quarter at an average utilization rate of 93%, compared to 80% in 4Q11, which had been impacted by two scheduled maintenance shutdowns.

✓  In March 2012, Braskem registered production record of ethylene (306 kton) and polypropylene (151 kton).

✓  Braskem’s thermoplastic resins sales in 1Q12 of 846 kton, up 9% from 4Q11, leading Braskem’s resins market share to increase 3 p.p. to 68%.

✓  The gradual recovery of spreads in the quarter was not sufficient to prevent margin contraction compared to 4Q11. In this scenario, EBITDA in 1Q12 was US$442 million or R$787 million. Excluding the nonrecurring impact of R$236 million, related to the compensation of a raw material supply contract in the USA, EBITDA was US$310 million or R$551 million.

▶ Expansion and diversification of feedstock

✓ New PVC plant already in the commissioning phase, which will increase capacity by 200 kton.

✓ Construction of the Butadiene project advanced in the quarter, with 88% already completed, which should ensure the plant’s start-up by July 2012.

✓ Ethylene XXI Project in Mexico: progress made on the earthmoving works (40% completed) in preparation for the start of construction already in May, in line with the timetable approved for the project, which should ensure its start-up in 2015.

▶ Commitment to financial health

✓ In April 2012, Braskem raised US$500 million through the issue of bonds due in April 2022 with a yield of 5.40% p.a., which is the lowest yield ever paid by the Company in a debt issue.

EXECUTIVE SUMMARY:

Margins in the petrochemical industry remained depressed in the quarter due to the combination of limited demand, which reflected the weak economic growth, especially in developed countries, and higher prices for raw materials, mainly naphtha.

The average naphtha price increased by 16% in 1Q12 compared to the last quarter of 2011, in response to the higher oil prices, reflecting the geopolitical tension in Arab countries, which was further aggravated by Iran. The prices of resins1 and basic petrochemicals2 increased by 7% and 8% in the period. However, the recovery in petrochemical prices was insufficient to offset the increases in feedstock prices, and the spreads of resins and basic petrochemicals, despite a gradual recovery in the quarter, decreased 11% and 6%, respectively, compared to the previous quarter.

Nonetheless, in a seasonally weak period, Brazilian demand3 for thermoplastic resins reached 1.2 million tons in the quarter, up 3% from 4Q11. Braskem s sales totaled 846 kton, up 9% in the quarter, in line with its strategy to expand sales in the domestic market, which led import volume in the period to decrease by 10% to 316 kton. The Company s operations normalized in the quarter, following the scheduled maintenance shutdowns in late 2011, with crackers operating at an average utilization rate of 93%.

EBITDA in 1Q12 was R$787 million or US$442 million, affected by the contraction in the contribution margin, in line with the narrowing of spreads in the international market, as mentioned earlier; and partially offset by the higher sales volume compared to the prior quarter.

On March 30, Braskem s net debt stood at US$6.1 billion, decreasing 4% from year-end 2011. Financial leverage measured by the net debt/EBITDA ratio in U.S. dollar increased from 2.83x to 2.87x in 1Q12.

Brazil s federal government continues to play an important role in helping to strengthen the local industry. On April 24, the Senate approved a measure to unify and reduce the interstate VAT tax for imported goods from 12% to 4%, which will come into force in January 2013, reducing the tax incentive granted by certain Brazilian ports. Also, the state government of Santa Catarina issued decrees revoking some of its benefits for certain imported goods with the aim of attracting investments and promoting the development of local manufacturers in the state.

The commitment of the Brazilian government with the local industry has been further reinforced by measures to combat the overvaluation of the Brazilian real and to incentive and to improve its competitiveness under the Brasil Maior Industrial Policy Plan. Among these measures, we highlight: incentives for converters through reductions in payroll taxes in the plastics industry; the Revitaliza program (more competitive financing lines) and financing for indirect exports.

However, the uncertainties regarding the performance of the world economy reinforce the need for a more comprehensive Industrial Policy to strengthen local industry, following the example being made by other countries. It is expected that new measures are taken in order to improve the competitiveness of the brazilian industry in this scenario.

1 65% PE (USA), 25% PP (Asia) and 10% PVC (Asia)
2 80% Ethylene and propylene, 20% BTX (base Europe)
3 Demand was measured by the Company s internal estimates, Abiquim data (PVC) and the Alice import system.

PERFORMANCE

▶ Net Revenue

In 1Q12, consolidated net revenue was US$4.7 billion, decreasing 4% from the previous quarter. The higher sales volume of resins and key basic petrochemicals, as well as the increase in the average price in U.S. dollar, partially offset the lower volume of resales. In Brazilian real, consolidated net revenue was R$8.2 billion, decreasing 5% from the prior quarter and also influenced by the stronger local currency in the period.

Compared to 1Q11, consolidated net revenue in U.S. dollar grew 5%, driven by the higher sales volume, which had been negatively impacted by the power blackout that affected the assets located in the Northeast region until May 2011, and by the better basic petrochemical prices in the period. In Brazilian real, consolidated net revenue grew 11%, driven by the average appreciation in the U.S. dollar of 6% in the period.

Export revenue in 1Q12 was US$2.0 billion, down 9% from the prior quarter, mainly due to the lower resale volume. Compared to 1Q11, export revenue increased 17%, driven by the acquisition of the polypropylene assets and by the higher volume of exports from Brazil (ex-resale) due to higher product availability.

Highlights by Segment

▶ Polyolefins

Brazilian market: estimated demand for Polyolefins (PE and PP) in 1Q12 was 957 kton, up 2% from 4Q11, which is explained by the period s seasonality. Compared to 1Q11, this demand increased by 7%.

Production: in 1Q12, production volume was 1,088 kton, up 14% and 11% from 4Q11 and 1Q11, respectively, which resulted in a higher supply of polyolefins for sale in the domestic and export markets. In both cases, the growth is explained by the higher utilization rates, which had been adversely affected by the scheduled and unscheduled maintenance shutdowns (blackout in Northeast).

Domestic sales: Braskem s sales totaled 715 kton, increasing 10% from 4Q11, driven by the expansion of market share from 70% to 75% (in line with historical levels), which reflects the Company's permanent commitment to supply the domestic market. Compared to 1Q11, domestic sales increased by 9%.

Export sales: in the first quarter of the year, exports totaled 332 kton, increasing 8% and 12% from 4Q11 and 1Q11, respectively, reflecting the higher availability of products, as explained above.

▶ Vinyls

Brazilian market: estimated demand for PVC was approximately 282 kton in the quarter, increasing 6% on 4Q11 and 9% on 1Q11. The better performance of PVC reflects the continued strong performance of the Brazilian construction industry, influenced by the country s growing middle class, the opportunities associated with sporting events over the coming years and infrastructure investments.

Production: with a capacity utilization rate of 90%, PVC production reached 115 kton in the quarter, decreasing 2% from 4Q11. Meanwhile, caustic soda production grew by 5% to 116 kton. Compared to 1Q11, PVC and caustic soda production volume increased by 22 kton and 52 kton, driven by their higher utilization rates, which had been impacted last year by the power blackout.

Domestic sales: PVC sales volume was 131 kton in the quarter, or 47% of the total market, increasing 7% from 4Q11, virtually in line with the performance of the local market. Sales of caustic soda were 113 kton. Compared to 1Q11, PVC and caustic soda sales grew at strong rates of 23% and 26%, respectively, driven by the higher supply of these products.

▶ Basic Petrochemicals

Ethylene production in 1Q12 came to 870 kton, up 15% from 4Q11, reflecting the average utilization rate of 93% in the period. In March, the Company set a new ethylene production record with output of 306 kton in the month, surpassing the previous record set in October 2010 by 3 kton. Compared to the same period of 2011, which was affected by the blackout in the Northeast, ethylene production increased by 131 kton.

Performance (tons)	1Q12	4Q11	1Q11	Change (%)	Change (%)
BASIC PETROCHEMICALS	(A)	(B)	(C)	(A)/(B)	(A)/(C)

Production
Ethylene	870,154	759,262	739,176	15	18
Propylene	349,551	324,245	342,698	8	2
Cumene	63,697	67,882	71,379	(6)	(11)
Butadiene	78,132	76,598	72,752	2	7
BTX*	285,000	262,126	290,386	9	(2)
BTX* - Benzene, Toluene, Orthoxylene and Paraxylene

Ethylene and propylene: total sales in 1Q12 were 244 kton, up 14% from 4Q11, following the higher production in the period. Compared to 1Q11, sales volume increased 17%.

Butadiene: sales in the first quarter were 74 kton, down 2% from 4Q11, explained by the decrease in sales volume to export markets, which recovered in the quarter, and up 2% compared to 1Q11.

BTX: sales of aromatics increased 4% in 1Q12 to 248 kton. Compared to 1Q11, sales increased by 5%.

▶ International Business (Braskem America)

Market: 1Q12 was marked by higher feedstock prices, driven by the gasoline market, higher naphtha prices and limited product availability (scheduled shutdowns), which consequently led to higher polypropylene prices. Despite the relative stability in the U.S. economy, no sign of demand recovery was observed.

Production: production volume in the quarter was 439 kton, increasing 2% from 4Q11, reflecting the capacity utilization rate of 88%. Compared to 1Q11, the strong growth in output is explained by the consolidation of the polypropylene assets acquired since the last quarter of 2011.

Sales: the International Business Unit, represented by the operations in the United States and Europe, recorded sales volume of 428 kton of PP in the quarter, remaining stable in relation to 4Q11, accompanying the stability in demand.

Performance (tons)	1Q12	4Q11	1Q11	Change (%)	Change (%)
INTERNATIONAL BUSINESS	(A)	(B)	(C)	(A)/(B)	(A)/(C)
Sales
PP	428,042	426,174	199,518	0	115

Production
PP	438,997	429,678	194,921	2	125

The higher capacity utilization rates for Braskem s main products reflect the normalization of production at the Company's plants following the scheduled and unscheduled maintenance turnarounds during 2011.

* Does not consider Green Ethylene

▶  Cost of Goods Sold

Braskem's cost of goods sold (COGS) in 1Q12 was R$7.6 billion, decreasing 5% from 4Q11, driven by (i) the lower volume of naphtha resale in the period, (ii) the higher operational efficiency due to the utilization rates improvement, and (iii) the 2% appreciation in the Brazilian real, which generated a positive impact of R$104 million.

The ARA naphtha price reference, the Company's main feedstock, stood at US$1.015/t, increasing 16% from 4Q11 (US$875/t). The three-month moving average, which is a reference for domestic supply, was US$908/t, down 2% from the prior quarter (US$923/t). Braskem acquires around 70% of its naphtha feedstock from Petrobras, with the remainder imported directly from suppliers in North African countries, Argentina, Mexico and Venezuela.

Regarding the average gas price, the benchmark Mont Belvieu prices of ethane and propane decreased from 4Q11 by 34% and 13% to US$56 cts/gal and US$126 cts/gal, respectively, impacted by the lower demand (scheduled maintenance shutdowns). The average price of USG propylene was US$1,514/ton, increasing 16%, affected by its limited supply.

Compared to 1Q11, COGS increased 19%, driven by the merger of the polypropylene assets acquired in September 2011 into Braskem’s portfolio and by the increase in raw material prices. The moving average for the ARA naphtha price increased 10%.

▶  Selling, General and Administrative Expenses

In 1Q12, Selling, General and Administrative (SG&A) expenses were R$509 million, up 3% from the prior quarter. Compared to 1Q11, SG&A expenses increased by R$24 million or 5%.

Selling Expenses in the quarter were R$229 million, increasing 6% from 4Q11. Compared to 1Q11, SG&A expenses increased 13%. In both periods, the increases were driven by the higher sales volumes, resulting in higher expenses with distribution and storage.

General and Administrative Expenses were R$280 million in the quarter, virtually in line with 4Q11 and 1Q11, reflecting the Company's efforts to contain its fixed costs, despite the integration of new assets and inflationary pressures.

▶ EBITDA

Braskem s consolidated EBITDA4 in 1Q12 was R$787 million, up 10% from 4Q11, with EBITDA margin excluding naphtha/condensate/oil resales ( resales ) of 10.3%. In U.S. dollar, EBITDA increased 11% to US$442 million. The higher sales volume was offset by the lower contribution margin, which followed international spreads for thermoplastic resins and key basic petrochemicals, which decreased by around 11% and 6%, respectively. However, the recognition of compensation for one of the propylene supply contracts for the Marcus Hook plant (see Note 1(a) to the Quarterly Financial Statements ITR) had a positive impact of R$236 million. Excluding this nonrecurring effect, the Company s EBITDA was R$551 million, with an EBITDA margin ex-resales of around 7%.

Braskem was communicated about the shutdown at one of the refineries responsible for supplying around 55% of the propylene consumed by the Marcus Hook plant, which has annual production capacity of 350 kton. The plant has operated using other feedstock suppliers, and the Company is already dedicated to find logistics and commercial solutions to ensure its operation. Braskem operates four other plants in the United States, which have combined production capacity of 1,075 kton, that were not supplied by this refinery.

Compared to 1Q11, EBITDA decreased 14% in Brazilian real and 20% in U.S. dollar. The higher sales volume and 6% appreciation in the dollar in the period were insufficient to offset the lowers spreads in thermoplastic resins and basic petrochemicals, which decreased 31% and 22%, respectively, between the periods.

SYNERGIES:

Braskem remains focused on fully capturing the remaining synergies identified from the acquisition of the Quattor assets of R$95 million, which will be in the quarterly operating results of 2012. By the end of 2011, Braskem had captured R$400 million in annual and recurring EBITDA, and it expects to capture by year-end 2012 the total synergies identified of R$495 million.

The main gains continue to be on the industrial and logistics fronts, mainly due to (i) the better planning of export operations; (ii) the reduction in the number of

4 EBITDA may be defined as earnings before the financial result, income tax and social contribution tax (CSLL), depreciation and amortization, and revenues and expenses from the divestment or impairment of fixed/intangible assets. EBITDA is used by the Company’s management as a measure of performance, but does not represent cash flow for the periods presented and should not be considered a substitute for net income or an indicator of liquidity. The Company believes that in addition to serving as a measure of operating performance, EBITDA allows for comparisons with other companies. Note however that EBITDA is not a measure established in accordance with the international accounting standards (IFRS) and may be defined and calculated differently by other companies.

grades; (iii) the integrated purchase of feedstocks (naphtha and propylene); (v) the optimization of integrated planning at the petrochemical complexes and polymer plants; as well as other measures.

For the PP assets acquired from Dow, Braskem identified synergies of US$27.5 million in annual and recurring EBITDA, which should be fully captured by 2014. In 2012 the gains are estimated at US$15 million, totaling US$ 25 million in annual and recurring EBITDA as of 2013. The main gains are related to optimizing the product portfolio (production mix), renegotiating the logistics and supply contracts, improving logistics planning and increasing the operating efficiency of the assets.

▶ Net Financial Result

In 1Q12, the net financial result was an expense of R$104 million, compared to an expense of R$607 million in the prior quarter. This variation is basically explained by the depreciation of the U.S. dollar5 against the Brazilian real of 3% in the quarter, compared to the 1% appreciation in 4Q11.

Since Braskem holds net exposure to the U.S. dollar (more dollar-pegged liabilities than dollar-pegged assets), any change in the exchange rate has an impact on the book financial result. On March 31, 2012, this net exposure was composed of: (i) in operations, 55% of the suppliers account, which is partially offset by 67% of accounts receivable; and (ii) in the capital structure, by 82% of net debt. Given its heavily dollarized operational cash flow, the Company considers this exposure adequate. Virtually 100% of its revenue is directly or indirectly pegged to the variation in the U.S. dollar exchange rate, and approximately 80% of its costs are also pegged to this currency.

It is important to note that the foreign exchange effect, which was a gain of R$263 million in the quarter, does not have a direct cash impact in the short term. This amount represents exchange-variation accounting impacts, especially on the Company s debt, with any expenditure occurring upon the maturity of the debt.

Excluding the effects from exchange and monetary variation on the balance-sheet accounts exposed to the dollar, the net financial result in 1Q12 was an expense of R$300 million, decreasing by R$37 million from the expense in the prior quarter. Compared to 1Q11, despite the reduction in the average debt cost, the financial result was affected by the Brazilian real depreciation of close to 10% between the periods.

The following table shows the composition of Braskem's net financial result on quarterly and annual bases.

5 On March 31, 2012, the Brazilian real/U.S. dollar exchange rate was R$1.8221/US$1.00.

R$ million	1Q12	4Q11	1Q11

Financial Expenses	(194)	(773)	(135)
Interest Expenses	(248)	(253)	(209)
Monetary Variation (MV)	(79)	(78)	(72)
Foreign Exchange Variation (FX)	251	(293)	225
Net Interest on Fiscal Provisions	(48)	(76)	(37)
Others	(70)	(73)	(42)
Financial Revenue	90	166	78
Interest	62	58	62
Monetary Variation (MV)	12	18	20
Foreign Exchange Variation (FX)	11	83	(10)
Net Interest on Fiscal Credits	2	10	3
Others	2	(3)	4
Net Financial Result	(104)	(607)	(57)

R$ million	1Q12	4Q11	1Q11

Net Financial Result	(104)	(607)	(57)
Foreign Exchange Variation (FX)	263	(210)	215
Monetary Variation (MV)	(67)	(60)	(52)
Net Financial Result Excluding FX and MV	(300)	(337)	(220)

▶ Net Income/Loss

In the quarter, Braskem recorded Net Income of R$152 million. This result was mainly driven by the reduction in financial expenses and the extraordinary effect related to the compensation received from the supply contract, as previously explained.

Dividends

On April 27, 2012, the Annual Shareholders Meeting approved the distribution of dividends in the total amount of R$483 million, based on the unrealized profit reserve, which was also used to absorb the balance of accumulated losses in 2011 of R$496 million. The dividend payment will be made from November 20, 2012.

▶ Cash Flow

Operating cash flow, adjusted by Financial Investments, was R$1,702 million in 1Q12, compared with operating cash flow of R$519 million in the prior quarter. The increase is explained by the positive contribution from working capital driven by (i) the positive variation in Suppliers explained by the increase in feedstock consumption (production growth) and the better payment term obtained from Petrobras, in the amount of R$900 million; which was partially offset by the negative variation in (ii) Accounts Receivable due to the higher sales volumes, (iii) Inventories, and (iv) Other Accounts Receivable, which includes the balance relating to the compensation of the raw material contract, as previously mentioned.

R$ million	1Q12	4Q11	1Q11

Operating Cash Flow Ajusted	1.702	519	569
Interest Paid	(140)	(236)	(173)
Income Tax and Social Contribution	(8)	(11)	(18)
Investments	(834)	(1.382)	(322)
Free Cash Flow Adjusted	721	(1.111)	56

Adjusted Free Cash Flow was positive R$721 million, increasing by R$1,832 million from the prior quarter. The main factors in this increase were (i) the reduction in the line of interest expenses, which in 4Q11 was affected by the payments of semiannual coupons on the bonds issued by Braskem; and (ii) the lower disbursement for investments, which was affected by the payment related to the acquisition of the PP assets in 4Q11.

It is important to mention that the investment of R$834 million includes R$187 million disbursed in the Mexican project, which is fully consolidated by the Company. The portion corresponding to Braskem s equity was R$34 million and the remaining balance is explained by the project s bridge loan, the investments made by Idesa and by the use of its own cash. The bridge loan will be refinanced in the 1st disbursement of the project finance, which should be completed by July 2012.

▶ Capital Structure and Liquidity

As of March 31, 2012, Braskem s consolidated gross debt was US$8,099 million, virtually in line with the level registered on December 31, 2011. Note that this amount includes the total amount of the bridge loan for the Mexico project of US$32 million, which should be repaid once the Project Finance structure is implemented. In Brazilian real, consolidated gross debt decreased by 3%, impacted by exchange variation. At the end of the period, 66% of gross debt was pegged to the dollar. The balance of cash and investments increased 17% to US$1,993 million.

In April, the Company obtained consent for amending the financial covenants of its bond issues (with the new covenants already reflected in the 2041 bond issue) for the bonds coming due in 2018, 2020, 2021 and for the perpetual bonds. This amendment was made to segregate and preserve Braskem and its subsidiaries from the risks and obligations associated solely to the strategic projects of the Company financed by project finance structure.

The project finance structure for the Mexico project remains on schedule and should be concluded by July 2012. Approval has already been obtained for US$600 million from SACE and the A Loan of US$300 million from the Inter-American Development Bank (IDB), which will be complemented by a B Loan of up to US$800 million. The negotiations with the BNDES, BANCOMEX and IFC are in the approval phase.

The Company's consolidated net debt in U.S. dollar decreased by 4% to US$6,106 million. When measured in Brazilian real, Braskem s consolidated net debt decreased by 7%, influenced by the U.S. dollar depreciation of 3% in the period. At the end of the period, 82% of net debt was denominated in U.S. dollar.

In line with its strategy of maintaining high liquidity and financial solidity, Braskem maintains two revolving stand-by credit facilities with combined value of US$600 million that do not include any restrictive covenants on withdrawals during times of Material Adverse Change (MAC Clause). Only prime banks with low default rates (credit default swap) and high credit ratings participated in the transactions.

Financial leverage measured by the net debt/EBITDA ratio increased from 2.83x to 2.87x when measured in U.S. dollar. In Brazilian real, the ratio decreased 4% to 3.08x, reflecting the U.S. dollar depreciation in the period, as previously mentioned.

Despite the volatile global scenario, S&P, Moody s and Fitch issued reports in the March-May period that reinforced the Company s solid long-term fundamentals, and all agencies reaffirmed their investment-grade ratings and stable outlooks for Braskem. As of March 31, 2012, the average debt term was 15 years, compared to 12 years at the end of 2011. Considering only the portion denominated in U.S. dollar, the average debt term was around 21 years.

The longer debt term reflects the pre-payment of short term debts with higher costs, as well as the issue, in early January, of US$250 million via the reopening of the 2021 bond issue at par value and a yield of 5.75% p.a., down 25 bps from the original issue; and the reopening of the perpetual bond issue in the amount of US$250 million originally issued in October 2010. With coupon of 7.375% p.a., the perpetual bonds were placed in the market at 100.375% of face value, which represents a yield of 7.345%, down from the initial price. The average cost of servicing the Company's debt as of March 31, 2012 was 6.17% in U.S. dollar and 8.92% in Brazilian real, versus 5.98% in U.S. dollar and 9.82% in Brazilian real in the prior quarter.

In April, Braskem returned to capital markets and raised US$500 million through the issue of bonds due in April 2022, with a yield of 5.40% p.a., which is the lowest yield ever paid by the Company in a debt issue.

The following charts show Braskem s gross debt by category and indexer.

The following chart shows the Company s consolidated amortization schedule as of March 31, 2012.

Only 7% of Braskem s total debt matures in 2012, and its high liquidity ensures that its cash and cash equivalents cover the payment of obligations maturing over the next 32 months. Considering the standby lines, this coverage is 37 months.

CAPITAL EXPENDITURE:

Maintaining its commitment to making investments with returns above the cost of capital, in 1Q12, Braskem made operational investments in the total amount of R$700 million (excluding capitalized interest).

Of the total investments, R$349 million, or around 50%, was allocated to capacity expansion projects. The expansion of the PVC plant in the state of Alagoas received R$238 million in the quarter, while the new Butadiene plant received R$95 million. Note that these amounts do not include the recovery of taxes associated with both projects.

PROJECT PIPELINE:

In line with its medium and long term strategy, which is focused on expanding in the Brazilian market, diversifying its energy matrix, advancing its international expansion and consolidating its leadership in the biopolymer market, Braskem s project portfolio comprises the following projects:

Project	Capacity (kton/y)	Investment	Disbursements in 2012	Characteristics
PVC capacity expansion Alagoas - Brazil	200	US$470 MM	R$238 MM

•         Objective: to supply the growing PVC market in Brazil.

•         Construction: in final phase, with 93% of works completed. In 1Q12, the State Environmental Protection Board (CEPRAM) granted the operating licenses to Braskem.

•         Start-up: May 2012.

•         Financing: R$525 million-line from BNDES with total term of 9 years, with 88% denominated in Brazilian real at a cost of TJLP+1.46%; R$200 million line from BNB with repayment in 12 years and interest of 8.5% p.a.

Butadiene Rio Grande do Sul - Brazil	100	R$300 MM	R$95 MM

•         Objective: take advantage of the C4 crude stream and supply the growing global demand for butadiene, whose price increased in 1Q12 by around 25% from 1Q11.

•         Construction: 88% of works completed. The butadiene storage spheres have already been installed.

•         Start-up: July 2012.

•         Pre-sale agreements have generated total advances of around R$200 million.

•         BNDES line of up to R$176 million with total term of 9 years and interest of TJLP + 2.68%.

Green PP To be defined	≥30	To be announced	-	• The project must still be approved by the Board of Directors in 2012, with startup projected for the second half of 2013.
Comperj Rio de Janeiro - Brazil	n/a	To be defined	-

•         2011: conclusion of the first phase of the FEL1 (Front End Loading) engineering process.

•         2012: final detailing of the scope of the petrochemical project at Comperj (FEL2), based on the definition by Petrobras of the feedstocks to be used.

•         2014e: definition on the development and installation of a project and its examination by the Company’s Board of Directors.

Project	Capacity (kton/y)	Investment	Disbursements in 2012	Characteristics
Ethylene XXI (Integrated ethylene/PE project) Location: Coatzacoalcos - Mexico	1,050	~US$3 bi6 Project Finance (70% debt / 30% equity)	R$34 MM7

•         JV between Braskem (65%) and Idesa (35%).

•         Long term contract (20 years) with PEMEX-Gás based on Mont Belvieu reference gas price.

•         In addition to gaining access to feedstock at attractive conditions, the project aims to meet the growing Mexican demand for PE of around 1.9 million tons, of which some 70% is currently met by imports.

•         Completion of the Front End Loading (FEL3) phase in January to confirm the project’s returns.

•         Construction: in 1Q12, the Board of Directors approved the Engineering, Procurement and Construction (EPC) contract; more equipment was purchased that has long manufacturing and delivery lead times; and ongoing construction was mobilized to ensure the start of works in 2Q12.

•         Contracting a bridge loan that will be fully repaid in the 1st disbursement of the Project Finance.

•         US$900 million in financing already approved:

o    SACE:  US$600 million;

o    IADB: US$300 million A loan to be complemented by a B Loan of up to US$800 million.

•         Priorities for 2012:

o    Structuring of the Project Finance;

o    Start of construction on the industrial plants;

o    Pre-marketing for Mexican clients.

Other MoUs in Latin America	n/a	To be defined	-	• Braskem also has projects in less advanced phases in Peru, Venezuela and Bolivia.

▶ Innovation Pipeline - Product Development

Lids for noncarbonated water and juice bottles: Braskem launched a new Polyethylene resin to serve the noncarbonated water and juice lid market. The new resin uses a bimodal technology that ensures excellent processing and avoids the transfer of odors and flavors to the bottled product.

[6] Capex includes only fixed investments, and does not include working capital needs and interest for the project. [7] Amount refers to Braskem s equity.

Renovation of the Polypropylene portfolio for textiles:these resins for the fiber market already include technology that avoids potential undesired reactions with atmospheric gases that could change fiber color, which allows fabric manufacturers to guarantee higher consistency, regularity and aesthetic quality.

Renovation of PVC portfolio for laminates:the new resins improve the properties of products, such as synthetic leathers, laminated PVC flooring and technical parts, by increasing the resistance to abrasion and compression, while foams made using the resins have a better surface finish.

BRASKEM S COMPETITIVE ADVANTAGES:

▶ VISIO Program With the aim of maximizing value for Clients and the plastics chain, the Visio Program launched new initiatives in the quarter.

In partnership with Lorenzetti, a unique PP application was developed for electric shower heads that makes it possible to add colors and textures to the resin. Because of the launch, the Client received considerable attention at Feicon, the major trade fair of the construction sector.

The partnership with Tigre, Brazil’s largest manufacturer of plastic tubes, connection and accessories, led to the development of grates made from Green PE. Seeking to improve its sustainability concepts, Tigre is the first company to launch ecological grates for the construction industry.

▶ Solutions for a More Sustainable Life

Braskem continues to actively participate in the discussions of the National Commission for Rio+20, the United Nations conference on Sustainable Development to be held in Brazil this year, as part of the Company s effort to strengthen its corporate contribution to leverage society s commitment to sustainability.

In January, the Company participated in the preparatory meetings organized by the UN. Titled The Future We Want , the preparatory text for Rio+20 highlighted the importance of the business community's participation as a solution for sustainability and the contributions made by the business coalition Business Actions for Sustainable Development (BASD).

Braskem also defined some of the events it will support at Rio+20: the Corporate Sustainability Forum organized by the UN Global Compact and the Brazilian Committee of the Global Compact; the Rio+20 Business Day event to promote engagement by business and organized by the BASD; the Sustainable 2012" congress organized by the Brazilian Business Council for Sustainable Development (CEBDS); the event Meeting of Industry for Sustainability organized by the National Confederation of Industries (CNI); and the technology expo The Future is Sustainable organized by the Federal University of Rio de Janeiro (UFRJ). Braskem will also support the event as an official supplier and demonstrate solutions for a more sustainable life. This set of initiatives to support Rio+20 is based on the importance of the conference and of the business community s participation as an agent contributing to sustainability.

In relation to Braskem, the first quarter was marked by advances in the permanent effort to strengthen the management of Processes and Workplace Safety. In terms of Workplace Safety, the quarter registered the best indicators ever in Braskem s history, with an Injury Frequency Rate with and without Lost Time per million man-hours worked of 0.94. More specifically in March, the rate was 0.23, with the occurrence of just one lost-time event in Braskem s entire operations, which reinforces our belief that achieving a Zero Accident rate is possible.

OUTLOOK:

Positive data on the U.S. economy and the expectation of a milder recession in Europe in response to the policies adopted to manage the sovereign debt crisis led the International Monetary Fund (IMF) to revise its forecast for world economic growth in 2012 to 3.5%. However, the risk factors continue to be associated with the strengthening of European economies and the geopolitical uncertainties in the Persian Gulf, which have the potential to trigger sharper increases in commodity prices.

Despite the still-volatile global environment, the expectation, to be confirmed, points to a Brazilian demand growth, influenced by the lower level of unemployment and higher income levels. The federal government has also responded and the stimulus measures adopted to promote credit and increase the competitiveness of local producers, which have led to higher job growth, should help support stronger GDP growth in Brazil.

In this scenario, Braskem s strategy remains centered on strengthening its business and increasing its competitiveness, which include: (i) strengthening its partnerships with Clients, which led its market share to expand in Brazil; (ii) supporting the development of Brazil s petrochemical and plastics chain; (iii) pursuing operational efficiency and cost reductions; (iv) adding value to existing streams; and (v) maintaining its solid financial position.

Regarding the petrochemical market, the short-term scenario remains marked by sharp fluctuations in prices and costs. For the year, a gradual recovery in consumption is expected, driven by the stronger economy in Southeast Asia (post-tsunami Japan), by the positive signs coming from Germany and the potential impacts on other countries in the region, and by the shift in China s policy for its domestic growth.

In the medium and long term, the outlook for the petrochemical industry remains positive. In this context, Braskem maintains its commitment to sustainable growth and development and will continue to act proactively to pursue the best opportunities, seeking to create value for its Clients, Shareholders and Society and to increase competitiveness throughout the entire petrochemical and plastics production chain, while maintaining its focus on financial discipline.

▶  1Q12 Earnings Conference Call

Portuguese 10:00 a.m. (Brasília) 9:00 a.m. (US ET) 6:00 a.m. (Los Angeles) 2:00 p.m. (London) Dial in: +55 (11) 3127-4971 Code: Braskem	English 12:00 p.m. (Brasília) 11:00 a.m. (US ET) 8:00 a.m. (Los Angeles) 4:00 p.m. (London) USA: +1 (888) 771-4371 Other countries: +1 (847) 585-4405 Code: 32221784

INVESTOR RELATIONS TEAM:

Guilherme A. Mélega
IRO and Controller
Tel: (55 11) 3576-9531
guilherme.melega@braskem.com.br

Roberta Varella
IR Manager
Tel: (55 11) 3576-9178
roberta.varella@braskem.com.br

Daniela Balle de Castro
IR Analyst
Tel: (55 11) 3576-9615
daniela.castro@braskem.com.br

Susana S. Yamamoto IR Coordinator Tel: (55 11) 3576-9970 susana.yamamoto@braskem.com.br Pedro Gomes de Souza IR Analyst Tel: (55 11) 3576-9010 pedro.gomes@braskem.com.br

www.	braskem.com.br/ri

NOTE:

(i)	On March 30, 2012, the Brazilian real/U.S. dollar exchange rate was R$1.8221/US$1.00.
(ii)	The results of the PP assets acquired in 2011 began to be consolidated in Braskem s results as of 4Q11. Braskem's consolidated financial statements for 2011 were impacted also by the consolidation of Cetrel and the inclusion of the proportional investment in the subsidiary jointly with Refinaria de Petróleo Rio-Grandense (RPR).

Braskem, a world-class Brazilian petrochemical company, is the leader in the thermoplastic resins segment in the Americas. With 35 industrial plants, of which 28 are in Brazil, 5 in the United States and 2 in Europe, the Company has annual production capacity of 16 million tons of thermoplastic resins and other petrochemical products.

DISCLAIMER

This press release contains forward-looking statements. These forward-looking statements are not historical data, but rather reflect the targets and expectations of Braskem s management. Words such as "anticipate", "wish", "expect", "foresee", "intend", "plan", "predict", "project", "aim" and similar terms seek to identify statements that necessarily involve known and unknown risks. Braskem does not undertake any responsibility for transactions or investment decisions based on the information contained in this document.

Income Statement	1Q12	4Q11	1Q11	Change (%)	Change (%)
CONSOLIDATED	(A)	(B)	(C )	(A)/(B)	(A)/(C )
Gross Revenue	9,820	10,298	9,033	-5%	9%
Net Revenue	8,232	8,710	7,388	-5%	11%
Cost of Good Sold	(7,600)	(8,016)	(6,390)	-5%	19%
Gross Profit	633	695	998	-9%	-37%
Selling Expenses	(229)	(215)	(203)	6%	13%
General and Administrative Expenses	(280)	(277)	(283)	1%	-1%
Business Combination	-	-	-	-	-
Other Net Operating Income (expenses)	193	63	(12)	-	-
Investment in Subsidiary and Associated Companies	(2)	1	5	-	-
Operating Profit Before Financial Result	315	266	506	18%	-38%
Net Financial Result	(104)	(607)	(57)	-83%	83%
Profit (loss) Before Tax and Social Contribution	211	(341)	449	162%	-53%
Income Tax / Social Contribution	(58)	141	(144)	-142%	-59%
Net Profit (loss)	152	(201)	305	176%	-50%
Earnings (loss) Per Share	0.19	(0.25)	0.38	178%	-50%
Note: as of 2Q11, we began to once again fully consolidate Cetrel, retroactive to January 2011.

EXHIBIT II
Consolidated Income Statement - EBITDA
(R$ million)

Income Statement	1Q12	4Q11	1Q11	Change (%)	Change (%)
CONSOLIDATED	(A)	(B)	(C )	(A)/(B)	(A)/(C )
Gross Revenue	9,820	10,298	9,033	-5%	9%
Net Revenue	8,232	8,710	7,388	-5%	11%
Cost of Good Sold	(7,600)	(8,016)	(6,390)	-5%	19%
Gross Profit	633	695	998	-9%	-37%
Selling Expenses	(229)	(215)	(203)	6%	13%
General and Administrative Expenses	(280)	(277)	(283)	1%	-1%
Other operating income (expenses)	193	63	(12)	206%	-
Non Recurring Expenses Related to Fixed Assets	26	12	-	108%	-
EBITDA	787	718	919	10%	-14%
EBITDA Margin	9.6%	8.2%	12.4%	1.3 p.p.	-2.9 p.p.
Depreciation and Amortization	444	441	419	1%	6%
Cost	407	393	381	4%	7%
Expenses	37	48	38	-22%	-2%

EXHIBIT III
EBITDA Reconciliation
(R$ million)

EBITDA Restatement	1Q12
EBITDA	787
Depreciation included in COGS and SG&A	(444)
Elimination of non recurring (fixed assets)	(26)
Investment in subsidiaries and associated companies	(2)
Financial Result	(104)
Income Tax and Social Contribution	(58)
Net Income (Loss)	152

ATTACHMENT IV
Consolidated Balance Sheet
(R$ million)

ASSETS	03/31/2012	12/31/2011	Change (%)
	(A)	(B)	(A)/(B)
Current	11,774	10,172	16
Cash and Cash Equivalents	3,303	2,987	11
Marketable Securities/Held for Trading	289	170	70
Accounts Receivable	2,424	1,844	31
Inventories	3,921	3,624	8
Recoverable Taxes	1,097	1,036	6
Prepaid Expenses	93	104	(11)
Other Receivables	647	407	59
Non Current	27,837	27,182	2
Marketable Securities/ Held-to-Maturity	39	35	13
Compulsory Deposits and Escrow Accounts	179	174	3
Accounts Receivable	48	51	(5)
Deferred Income Tax and Social Contribution	1,463	1,237	18
Taxes Recoverable	1,582	1,506	5
Related Parties	59	58	2
Insurance claims	243	253	(4)
Others Accounts Receivable	198	183	8
Investments	42	41	3
Property, Plant and Equipament	20,998	20,628	2
Intangible Assets	2,985	3,017	(1)
Total Assets	39,611	37,354	6

LIABILITIES AND SHAREHOLDERS' EQUITY	03/31/2012	12/31/2011	Change (%)
	(A)	(B)	(A)/(B)

Current	11,257	9,062	24
Suppliers	8,944	6,847	31
Financing/Debentures	1,244	1,392	(11)
Hedge Accounting Opperations	112	83	34
Salary and Payroll Charges	303	242	25
Dividends and Interest on Equity	5	5	(0)
Taxes Payable	435	330	32
Advances from Customers	27	19	43
Sundry Provisions	16	24	(33)
Other Payable	172	119	44
Non Current	18,268	18,341	(0)
Financing/Debentures	13,513	13,772	(2)
Deferred Income Tax and Social Contribution	2,118	1,939	9
Taxes Payable	1,611	1,613	(0)
Sundry Provisions	301	298	1
Advances from Customers	228	219	4
Private Pension Plans	150	150	0
Other Payable	294	281	5
Others	54	70	(24)
Shareholders' Equity	10,085	9,951	1
Capital	8,043	8,043	-
Capital Reserve	846	846	-
Profit Reserves	591	591	-
Treasury Shares	(60)	(60)	-
Other Comprehensive Income	264	316	(16)
Retained Earnings (losses)	161	-	-
Non Controlling Interest	240	215	12
Total Liabilities and Shareholders' Equity	39,611	37,354	6

EXHIBIT V
Cash Flow Statement
(R$ million)

Cash Flow	1Q12	4Q11	1Q11

Profit (loss) Before Income Tax and Social Contribution	211	(341)	449
Adjust for Net Income Restatement
Depreciation and Amortization	444	441	419
Equity Result	2	(1)	(5)
Interest, Monetary and Exchange Variation, Net	41	445	68
Others	20	(11)	14
Cash Generation before Working Capital	718	533	944
Operating Working Capital Variation
Market Securities	(117)	18	(225)
Account Receivable	(578)	994	22
Recoverable Taxes	(128)	(92)	(9)
Inventories	(289)	49	(257)
Advanced Expenses	12	(94)	3
Other Account Receivables	(243)	(172)	(34)
Suppliers	2,097	(525)	14
Advances from Customers	17	27	(1)
Taxes Payable	(8)	(91)	(73)
Other Account Payables	109	(60)	(41)
Other Provisions	(5)	(50)	2
Operating Cash Flow	1,585	537	344
Interest Paid	(140)	(236)	(173)
Income Tax and Social Contribution	(8)	(11)	(18)
Net Cash provided by operating activities	1,437	290	153
Proceeds from the sale of fixed assets	0	21	0
Additions to Investment	-	(619)	-
Additions to Fixed Assets	(833)	(778)	(313)
Additions to Intangible Assets	(0)	(4)	(1)
Financial Assets Held to Maturity	(1)	(2)	(9)
Cash used in Investing Activities	(834)	(1,382)	(322)
Obtained Borrowings	1,175	1,985	873
Payment of Borrowings	(1,478)	(1,229)	(939)
Repurchase of Shares	-	-	(1)
Dividends	(0)	-	(0)
Non-controlling interests	21	80	-
Others	-	2	-
Cash used in Financing Activities	(282)	838	(68)
Exchange Variation on Cash of Foreign Subsidiaries and Jointly Controlled Companies	(5)	(12)	1
Increase (decrease) in Cash and Cash Equivalents	316	(267)	(235)
Represented by
Cash and Cash Equivalents at The Beginning of The Year *	2,987	3,254	2,624
Cash and Cash Equivalents at The End of The Year	3,303	2,987	2,389
Increase (Decrease) in Cash and Cash Equivalents	316	(267)	(235)

* As of 2Q11, we began once again to fully consolidated Cetrel, retroactive to January 2011. Therefore, Starting Cash in 2011 includes additional Cash at Cetrel.

EXHIBIT VI Production Volume Main products

PRODUCTION CONSOLIDATED
tons	1Q11	2Q11	3Q11	4Q11	1Q12

Polyolefins
PE's	576,414	620,383	623,964	570,375	656,359
PP	400,940	358,470	423,381	382,702	431,401

Vinyls
PVC	92,855	107,415	121,120	117,505	114,950
Caustic Soda	63,962	74,409	118,105	110,447	116,142
EDC	1,326	-	5	24,675	3,748
Chlorine	10,607	11,155	12,181	12,021	107,397

Basic Petrochemicals
Ethylene	739,176	808,278	812,442	759,262	870,154
Propylene	342,698	379,448	365,629	324,245	349,551
Benzene	204,124	221,063	203,897	189,582	172,235
Butadiene	72,752	80,939	84,245	76,598	78,132
Toluene	38,762	38,231	34,070	22,655	43,677
Fuel (m³)	169,897	208,945	213,302	219,175	204,444
Paraxylene	31,326	41,801	34,541	31,543	44,630
Orthoxylene	16,174	21,656	17,667	18,346	24,458
Butene 1	20,690	18,932	15,562	11,783	10,910
ETBE	72,052	76,373	74,181	61,636	71,525
Mixed Xylene	22,279	20,117	25,843	27,316	19,694
Cumene	71,379	83,561	72,708	67,882	63,697
GLP	9,988	4,620	7,668	10,760	11,170
Aromatic Residue	37,529	42,051	41,816	31,231	31,838

International Business
PP	194,921	187,577	198,008	429,678	438,997

EXHIBIT VII Sales Volume - Domestic Market Main products

Domestic Market - Sales Volume CONSOLIDATED
tons	1Q11	2Q11	3Q11	4Q11	1Q12

Polyolefins
PE's	366,310	371,823	418,298	368,502	407,701
PP	290,071	272,456	303,560	283,727	307,476
Vinyls
PVC	106,435	119,742	135,350	122,468	131,017
Caustic Soda	90,331	96,849	112,447	115,370	113,673
Chlorine	11,076	11,096	12,269	12,114	12,939

Basic Petrochemicals
Ethylene	122,464	124,022	121,969	122,833	136,402
Propylene	52,307	57,107	53,249	55,035	60,943
Benzene	107,934	103,569	112,462	96,880	109,729
Butadiene	62,239	68,659	68,153	53,864	57,903
Toluene	22,504	23,797	28,148	29,240	32,797
Fuel (M3)	223,792	212,659	201,803	224,284	172,452
Orthoxylene	16,354	19,410	17,805	18,473	23,196
Mixed Xylene	18,754	17,992	21,238	25,042	24,785
Cumene	75,027	76,153	76,066	63,629	67,042
Isobutene	2,600	3,658	3,647	2,096	2,364
GLP	9,788	5,548	7,385	12,048	13,242
Aromatic Residue	31,143	50,750	44,062	35,522	45,195

EXHIBIT VIII

Sales Volume - Export Market Main products and International Business

Export Market - Sales Volume CONSOLIDATED
tons	1Q11	2Q11	3Q11	4Q11	1Q12
Polyolefins
PE's	192,403	221,140	260,168	208,051	230,155
PP	102,980	89,160	129,319	100,189	101,740
Vinyls
PVC	144	48	120	120	216
Caustic Soda	-	-	-	-	-
EDC	10,800	-	-	12,791	-

Basic Petrochemicals Unit
Propylene	33,084	43,965	43,478	35,062	46,216
Benzene	44,653	52,256	44,254	43,015	36,404
Butadiene	10,058	10,122	17,350	21,097	15,699
Toluene	14,960	6,889	27,700	15,095	9,239
Fuel (M3)	-	8,409	4,174	6,018	15,393
Paraxylene	30,396	33,459	38,144	36,419	36,572
Butene 1	5,025	8,173	4,353	2,005	1,009
ETBE	81,097	60,955	82,966	71,907	62,838
Mixed Xylene	1,341	265	2,753	398	239
Isobutene	2,823	2,192	2,447	1,303	3,292

International Business
PP	199,518	184,744	206,387	426,174	428,042

EXHIBIT IX: Consolidated Net Revenue

Net Revenue by Segment
Million of R$	1Q11	2Q11	3Q11	4Q11	1Q12

Polyolefins
Domestic Market	2,297	2,319	2,397	2,181	2,334
Export Market	810	857	1,033	838	882

Vinyls
Domestic Market	377	442	442	408	439
Export Market	8	0	0	5	1

Basic Petrochemicals
Domestic Market
Ethylene/Propylene	422	499	440	454	496
Butadiene	229	343	426	259	283
Cumene	161	188	185	157	142
BTX	281	298	301	284	343
Others	341	382	366	402	380
Export Market
Ethylene/Propylene	86	127	129	81	121
Butadiene	37	53	111	89	99
BTX	209	201	230	210	212
Others	182	191	226	181	190

International Business	653	735	722	1,319	1,354

Resale*
Domestic Market	-	2	11	-	-
Export Market	908	1,216	1,162	1,058	653

Quantiq*	174	204	192	205	193

Others	214	310	314	581	112
Total	7,388	8,368	8,686	8,710	8,232
*Naphtha, condensate and crude oil

EXHIBIT X Results by Segment (R$ million)

Results by Business Segment - YTD 2012
Segments
R$ MM	Basic Petrochemicals	Polyolefins	Vinyls	International Business	Total reportable segments	Others /Adjustments	Braskem consolidated
Sales Net Revenues	5,652	3,267	450	1,301	10,670	(2,438)	8,232
Cost of Goods Sold	(5,288)	(3,114)	(445)	(1,212)	(10,059)	2,460	(7,600)
Operating Expenses	(113)	(223)	(30)	(49)	(414)	96	(318)
Operating Profit	251	(69)	(25)	40	196	118	315

Results by Business Segment - YTD 2011
Segments
R$ MM	Basic Petrochemicals	Polyolefins	Vinyls	International Business	Total reportable segments	Others /Adjustments	Braskem consolidated
Sales Net Revenues	5,087	3,074	397	653	9,211	(1,823)	7,388
Cost of Goods Sold	(4,540)	(2,634)	(385)	(579)	(8,137)	1,747	(6,390)
Operating Expenses	(143)	(203)	(39)	(37)	(422)	(70)	(492)
Operating Profit	404	238	(27)	37	652	(146)	506

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 10, 2012
BRASKEM S.A.

By:	/s/ Marcela Aparecida Drehmer Andrade

	Name:	Marcela Aparecida Drehmer Andrade
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.